SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

  (Mark One)

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

       For fiscal year ended December 31, 2002

OR

[    ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ________to ________

Commission file number 1-6262

A.        Full title of the Plan and the address of the plan, if different from that of the issuer named below:

BP PARTNERSHIP SAVINGS PLAN

4101 Winfield Road
Warrenville, Illinois 60555

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP  p.l.c.
1 St. James’s Square
London SW1Y 4PD England

  REPORT OF INDEPENDENT AUDITORS

To the Investment Committee of BP Corporation North America Inc.

We have audited the accompanying statements of assets available for benefits of the BP Partnership Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                                                                      Ernst & Young LLP

Chicago, Illinois
June 24, 2003

EIN 36-1812780
      Plan No. 051

BP PARTNERSHIP SAVINGS PLAN
_________________________

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

(thousands of dollars)

December 31,
2002 2001

Investment in the BP Master Trust
for Employee Savings Plans	$ 10,066	$ 10,477

Assets available for benefits	$ 10,066	$ 10,477

The accompanying notes are an integral part of these statements.

EIN 36-1812780
Plan No. 051

BP PARTNERSHIP SAVINGS PLAN
__________________________

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

(thousands of dollars)

Additions of assets attributed to:

Participant contributions	$ 1,030
Company contributions	436
Rollover contributions	3
Transfer of assets from other BP
sponsored savings plans	44

Total additions	1,513

Deductions of assets attributed to:

Net investment loss – BP Master Trust
for Employees Savings Plans	(827)
Distribution to participants	(1,024)
Transfer of assets to other BP
sponsored plans	(69)
Administrative expenses	(4)

Total deductions	(1,924)

Net decrease in assets during the year	(411)

Assets available for benefits:

Beginning of year	10,477

End of year	$ 10,066

The accompanying notes are an integral part of this statement.

BP PARTNERSHIP SAVINGS PLAN
__________________________

NOTES TO FINANCIAL STATEMENTS

1.         DESCRIPTION OF PLAN

            BP America Inc. (the “Company”) established the BP America  Partnership Savings Plan (the "Plan") effective April 1, 1988. The Company is a wholly owned subsidiary of BP p.l.c. (“BP”). The Plan was amended and restated effective April 7, 2000 and its name was changed to the BP Amoco Partnership Savings Plan. In October 2000, the name was changed to the BP Partnership Savings Plan.  Effective January 1, 2002, the Plan was amended and restated to conform to changes in the Internal Revenue Code (“IRC”).

            The following brief description of the Plan is provided for general information only.  Unless otherwise indicated, all descriptions in these notes relate to the Plan as it existed in 2002. Participants should refer to the Plan document for more complete information.  The Plan is a defined contribution plan, which is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Company reserves the right to amend or terminate the Plan at any time.

            The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement.  The Plan provides that both participant contributions and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees.  Plan assets are held in the BP Master Trust for Employee Savings Plans (the “Master Trust”).  The trustee of the Master Trust is State Street Bank and Trust Company.

            Fidelity Investments Institutional Services Company, Inc. is the Plan’s recordkeeper. BP Corporation North America Inc. (a wholly owned subsidiary of the Company) is the Plan sponsor and its Senior Vice President, Human Resources is the Plan administrator.

            Under the Plan, participating employees may contribute up to a 100% of their qualified pay on a pre-tax and/or after-tax basis, not to exceed Internal Revenue Service ("IRS") limits.  Participants, who attain age 50 before the end of the applicable plan year, are eligible to make additional elective deferrals as catch up contributions, subject to IRS limits.  Participants may elect to invest in numerous investment fund options offered under the Plan.  Participants may change the percentage they contribute and the investment direction of their contributions at any time throughout the year. A specified portion of the employee contribution, up to a maximum of 3 percent of compensation, as defined, is matched by the Company in the form of cash contributions, which are initially invested in the BP Stock Fund.  Participants may also rollover amounts representing distributions from other qualified plans. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives.  There are no restrictions on the number of transactions a participant may authorize during the year.

BP PARTNERSHIP SAVINGS PLAN
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

1.           DESCRIPTION OF PLAN (continued)

            The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance. Participants are fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeitures of Company contributions by participants who withdrew from the Plan before vesting amounted to $21,000 in 2002 and $52,000 in 2001. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company contributions.

            All reasonable and necessary Plan administrative expenses are paid out of the Master Trust or paid by the Company.  Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds.  As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions and other fees and expenses incurred in connection with those investment options.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting.  The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect certain reported amounts.  Actual results may differ in some cases from the estimates.

Investment Valuation.  All investments of the Master Trust, except as noted below, are stated at fair value generally as determined by quoted closing market prices, if available.  Investments in guaranteed investment contracts and synthetic guaranteed investment contracts are valued at contract value because they are fully benefit responsive. The Master Trust’s interest in the guaranteed investment contracts and synthetic guaranteed investment contracts with managed portfolio companies and insurance companies represents the maximum potential credit loss from concentrations of credit risk associated with its investment in these contracts.  Money market investments and loans to participants are valued at cost which approximates fair value.  Other investments for which no quoted market prices are available are valued at fair value as determined by the trustee based on the advice of its investment consultants.

BP PARTNERSHIP SAVINGS PLAN
_____________________________

NOTES TO FINANCIAL STATEMENTS (continued)

3.           PARTICIPANT LOANS

            Participants are eligible to borrow from their account balances in the Plan.  Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant's accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months.  Interest rates are fixed for the duration of the loan and charged on the unpaid balance.  The interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal, on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant applies for the loan.  A processing fee of $35 is charged for each new loan.  Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant’s accounts.

4.           INCOME TAX STATUS

            The Plan has received a determination letter from the IRS dated February 5, 1996, with respect to its qualified status under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has been amended and restated since receiving the determination letter.  However, the Plan administrator and the Company’s tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC.  The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plan and trust.

5.           MASTER TRUST

            All investment assets of the Plan are held in the Master Trust with the assets of other BP sponsored savings plans.

            The beneficial interest of the plans in the Master Trust is adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions.  The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

BP PARTNERSHIP SAVINGS PLAN
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

5.         MASTER TRUST (continued)

            As of December 31, 2002 and December 31, 2001, the Plan’s percentage interest in the Master Trust was 0.15% and 0.13%, respectively.  The net assets of the Master Trust as of December 31, 2002 and December 31, 2001, and changes in net assets of the Master Trust for the year ended December 31, 2002 are as follows:

NET ASSETS

(thousands of dollars)

	December 31,
	2002 2001
Investments
BP p.l.c. American Depositary
Shares (“BP ADSs”)	$ 2,745,112	$ 3,418,625
Registered investment companies	1,443,097	1,474,857
Common collective trust funds	936,387	1,234,037
Money market and short-term investment funds	936,526	952,589
Synthetic guaranteed investment
contracts	621,923	589,923
Guaranteed investment contracts	74,302	92,876
Loans to participants	107,181	119,675
Total investments	6,864,528	7,882,582

Dividends and interest receivable	2,991	5,612
Contributions receivable	-	190

Total assets	6,867,519	7,888,384

Accrued liabilities
Securities purchased	(7,223)	-
Accrued fees and expenses	(1,381)	(1,304)

Total liabilities	(8,604)	(1,304)

Net assets	$ 6,858,915	$ 7,887,080

BP PARTNERSHIP SAVINGS PLAN
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

5.         MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2002
(thousands of dollars)

Additions of assets attributed to:

Participant contributions	$ 198,193
Rollover contributions	86,790
Company contributions	125,660
Interest and dividends	195,607
Transfer of assets from other BP sponsored
savings plans:
Amoco Fabrics and Fibers Company
Master Trust	36,318
Prestige Stations, Inc. 401(k) Plan	3,512
Transfer of assets from savings plans
sponsored by other entities:
Solvay America, Inc.	3,345
Tesoro Petroleum Corporation	34
Total additions	649,459

Deductions of assets attributed to:

Net realized and unrealized depreciation
in fair value of investments:
BP ADSs	(345,340)
Registered investment companies	(329,855)
Common collective trust funds	(187,212)
Distributions to participants	(812,018)
Administrative expenses	(3,098)
Transfer of assets to savings plans
sponsored by other entities:
Giant Industries, Inc.	(101)
Total deductions	(1,677,624)

Net decrease in assets during the year	(1,028,165)

Net assets
Beginning of year	7,887,080

End of year	$ 6,858,915

SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                        BP PARTNERSHIP SAVINGS PLAN

                                                                        By Plan Administrator

Date:  June 25, 2003                                        /s/ Donald Packham
                                                                         Donald E. Packham
                                                                        Senior Vice President, Human Resources
                                                                        BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN
__________________________

EXHIBITS

Exhibit No.	Description

23	Consent of Independent Auditors

99	Additional Exhibit – Certification Pursuant to 18 U.S.C. Section 1350